Exhibit 99.1

OneConnect Announces Third Quarter 2021 Unaudited Financial Results

Revenue Growth of 20.8% and Net Loss Ratio Improvement of 2.3ppt YoY

SHENZHEN, China/BUSINESS WIRE/ – OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Revenue increased 20.8% year over year to RMB 1,065 million from RMB 881 million for the same period last year.

•	Gross margin was 35.5%, as compared to 42.7% for the same period last year; non-IFRS gross margin[1] was 42.2%, as compared to 51.2% for the same period last year.

•	Operating margin was -26.6%, as compared to -28.4% for the same period last year.

•	Net loss attributable to shareholders was RMB 270 million, as compared to RMB 243 million for the same period last year.

•	Net loss per share, basic and diluted, was RMB 0.24, as compared to RMB 0.23 for the same period last year.

In RMB’000, except percentages and per share amounts	Three Months Ended Sept 30		YoY Change	Nine Months Ended Sept 30		YoY Change
	2021	2020		2021	2020
Revenue
Revenue from Ping An Group	600,998	491,023	22.4%	1,601,298	1,110,841	44.2%
Revenue from Lufax	112,562	88,083	27.8%	277,200	266,657	4.0%
Revenue from third-party customers[2]	351,021	302,341	16.1%	973,594	859,066	13.3%
Total	1,064,581	881,447	20.8%	2,852,092	2,236,564	27.5%
Gross profit	378,359	375,968		986,516	875,086
Gross margin	35.5%	42.7%		34.6%	39.1%
Non-IFRS gross margin[1]	42.2%	51.2%		42.6%	48.6%
Operating loss	-283,078	-250,471		-1,024,567	-1,056,489
Operating margin	-26.6%	-28.4%		-35.9%	-47.2%
Net loss to shareholders	-269,658	-243,025		-923,340	-988,686
Net loss per share, basic and diluted	-0.24	-0.23		-0.83	-0.94
Net loss ratio	-25.3%	-27.6%		-32.4%	-44.2%

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to customers with revenue contribution of less than 5% of total. These customers are a key focus of the Company’s diversification strategy.

3 Some numbers do not add up due to rounding.

Chairman and CFO Comments

“We achieved a solid result this quarter. Our revenue grew steadily, rose by 20.8% year over year to RMB 1,065 million. As we continued to deepen our relationships with customers, it is encouraging seeing early signs of 3rd party revenue starting to pick up. For example, third-party customers’ revenue growth rate rose by 16.1% year-over-year to RMB 351 million in the third quarter. In the third quarter, the number of premium customer reached 601, rose by 29.5%, exceeding that in 2020 full year. Again, benefiting from our customer relationships deepen strategy, we are delighted to see the number of premium plus customers1 reached 150, rose by 24.0%, close to that in 2020 full year. The strong growth momentum of the numbers of premium and premium plus customers, demonstrated customer acknowledgement and market recognition of our products.” said Ye Wangchun, chairman of OneConnect. “As we announced on OCFT’s investor open day in September, we have now entered our second stage development, where we focus on strengthening products integration, deepening relationships with customers, and empowering other participants within our ecosystem. We firmly believe this will fuel the long term growth of our company.”

“We are delighted to see the progress in the third quarter in terms of a significantly broader base of solutions and customers,” commented CFO Luo Yongtao. “While gross margin 35.5% held slightly better sequentially to the second quarter. With the scale and cost discipline, net loss ratio further narrowed, from 27.6% to 25.3% year over year in the quarter.

1Premium plus customers refer to our customers that contribute annual revenue of at least RMB1 million, excluding Ping An Group and its subsidiaries, Lufax & phased out products.

Revenue Breakdown

In RMB’000, except percentages	Three Months Ended Sept 30		YoY Change	Nine Months Ended Sept 30		YoY Change
	2021	2020		2021	2020
Implementation revenue	189,003	217,151	-13.0%	517,026	572,435	-9.7%
Transaction-based and support revenue
Business origination services	114,662	130,245	-12.0%	350,912	457,407	-23.3%
Risk management services	112,585	95,239	18.2%	317,562	249,676	27.2%
Operation support services	280,196	314,415	-10.9%	766,912	766,547	0.0%
Cloud services platform	302,936	97,229	211.6%	745,496	123,819	502.1%
Post-implementation support services	8,953	15,148	-40.9%	33,629	35,072	-4.1%
Others	56,246	12,020	367.9%	120,555	31,608	281.4%
Total	875,578	664,296	31.8%	2,335,066	1,664,129	40.3%
Total	1,064,581	881,447	20.8%	2,852,092	2,236,564	27.5%

Revenue for the third quarter of 2021 increased year over year by 20.8% to RMB 1,065 million from RMB 881 million and revenue of nine months ended Sept 30 increased year over year by 27.5% to RMB 2,852 million from RMB 2,237 million. Among our various solutions, the cloud services platform was the biggest driver of our revenue increase. Launched last year, cloud service platform now made up 28.5% of our total revenue in the quarter. Another major contributor of our revenue increase was revenue from risk management services, which increased 18.2% year over year to RMB 113 million from RMB 95 million, reflecting the growth of solutions. However, revenue from business origination services decreased to RMB 115 million from RMB 130 million, due to change of operating environment and product optimization.

Third Quarter 2021 Financial Results

Revenue

Revenue for the third quarter of 2021 increased year over year by 20.8% to RMB 1,065 million from RMB 881 million and revenue of nine months ended Sept 30 increased year over year by 27.5% to RMB 2,852 million from RMB 2,237 million, mainly driven by cloud services platform and risk management services.

Cost of Revenue

Cost of revenue amounted to RMB 686 million, as compared to RMB 505 million for the same period last year, mainly attributable to an increase in technology service expenses related to the cloud services platform.

Gross Profit

Gross profit increased by 0.6% to RMB 378 million from RMB 376 million for the same period last year. Gross margin fell to 35.5% from 42.7%, following changes in the mix of solutions. Non-IFRS gross margin decreased year over year to 42.2% from 51.2% for the same reason. For a reconciliation of the Company’s non-IFRS gross margin to IFRS gross margin, its most comparable IFRS measure, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Expenses and Loss from Operations

Total operating expenses amounted to RMB 642 million in the third quarter of 2021, as compared to RMB 663 million for the same period last year. As a percentage of revenue, total operating expenses decreased to 60.3% from 75.3%.

•	Research and Development expenses amounted to RMB 323 million in the third quarter of 2021, as compared to RMB 296 million for the same period last year, reflecting expenses relating to supporting the development of new solutions. As a percentage of revenue, R&D expenses decreased year over year to 30.4% from 33.5%.

•	Selling and Marketing expenses amounted to RMB 131 million in the third quarter of 2021, as compared to RMB 154 million for the same period last year, primarily due to reduced spending on telecommunication and advertising. As a percentage of revenue, selling and marketing expenses decreased year over year to 12.3%, as compared to 17.5% previously.

•	General and Administrative expenses amounted to RMB 170 million, as compared to RMB 201 million for the same period last year, reflecting consistent management resource optimization. As a percentage of revenue, general and administrative expenses decreased to 15.9% from 22.7%.

Loss from operations for the third quarter of 2021 amounted to RMB 283 million, as compared to RMB 250 million for the same period last year. Operating loss margin was 26.6%, as compared to 28.4% for the same period last year.

Net Loss

Net loss attributable to OneConnect’s shareholders amounted to RMB 270 million, as compared to RMB 243 million for the same period last year. Net loss attributable to OneConnect’s shareholders per basic and diluted share amounted to RMB 0.24, as compared to RMB 0.23 for the same period last year.

For the quarter ended September 30, 2021, the Company’s weighted average number of shares used in calculating per share net loss was 1,109,081,051. The number of outstanding shares as of September 30, 2021 was 1,169,980,653.

Cash Flow

As of September 30, 2021, the Company had cash and cash equivalents of RMB 1,894 million and financial assets at fair value through profit or loss of RMB 1,361 million. For the quarter ended September 30, 2021, net cash generated in operating activities was RMB 333 million. Net cash generated in investing activities was RMB 657 million, mainly due to the purchase of financial assets at fair value through profit or loss. Net cash used in financing activities was RMB 20 million.

Conference Call Information

Date/Time	Thursday, November 18, 2021 at 9:00 p.m., U.S. Eastern Time
Friday, November 19, 2021 at 9:00 a.m., Beijing Time
Online registration	http://www.directeventreg.com/registration/event/7195680

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co. Ltd. is a technology-as-a-service platform for financial institutions. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2021	2020	2021	2020
	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	1,064,581	881,447	2,852,092	2,236,564
Cost of revenue	-686,222	-505,479	-1,865,576	-1,361,478
Gross profit	378,359	375,968	986,516	875,086

Research and development expenses	-323,328	-295,552	-963,298	-824,067
Selling and marketing expenses	-130,658	-154,043	-423,381	-475,081
General and administrative expenses	-169,763	-200,509	-561,404	-587,267
Net impairment losses on financial and contract assets	-18,374	-13,251	-63,274	-71,398
Other income, gains or loss-net	-19,314	36,916	274	26,238
Operating loss	-283,078	-250,471	-1,024,567	-1,056,489

Finance income	2,866	17,973	25,924	59,967
Finance costs	-17,402	-33,337	-62,003	-117,751
Finance costs – net	-14,536	-15,364	-36,079	-57,784
Share of losses of associate and joint venture	770	-1,254	10,832	-6,480
Loss before income tax	-296,844	-267,089	-1,049,814	-1,120,753

Income tax benefit	26,870	18,267	82,470	93,515

Loss for the period	-269,974	-248,822	-967,344	-1,027,238

Loss attributable to:
- Owners of the Company	-269,658	-243,025	-923,340	-988,686
- Non-controlling interests	-316	-5,797	-44,004	-38,552

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	22,821	-325,549	-47,764	-212,895
- Changes in the fair value of debt instruments at fair value through other comprehensive income	0	4	1	-36
Total comprehensive loss for the period	-247,153	-574,367	-1,015,107	-1,240,169

Total comprehensive loss attributable to:
- Owners of the Company	-246,837	-568,570	-971,103	-1,201,617
- Non-controlling interests	-316	-5,797	-44,004	-38,552

Loss per share attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	-0.24	-0.23	-0.83	-0.94

ONECONNECT

CONSOLIDATED BALANCE SHEETS

	Sept 30 2021	December 31 2020
	(Unaudited)	(Audited)
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	243,273	224,284
Intangible assets	745,617	917,063
Deferred tax assets	656,136	564,562
Financial assets measured at amortized cost from banking operations	424,739	25,283
Investments accounted for using the equity method	186,236	175,733
Financial assets at fair value through other comprehensive income	21,659	21,828
Contract assets	1,816	16,788
Total non-current assets	2,279,476	1,945,541

Current assets
Trade receivables	1,377,393	838,690
Contract assets	311,740	257,830
Prepayments and other receivables	768,551	443,328
Financial assets measured at amortized cost from banking operations	574,528	576,305
Financial assets at fair value through profit or loss	1,361,436	1,487,871
Restricted cash	1,276,959	2,280,499
Cash and cash equivalents	1,893,693	3,055,194
Total current assets	7,564,300	8,939,717
Total assets	9,843,776	10,885,258

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share option scheme	-80,600	-87,714
Other reserves	10,608,658	10,639,931
Accumulated losses	-6,280,266	-5,356,926
Equity attributable to equity owners of the Company	4,247,870	5,195,369

Non-controlling interests	45,910	89,914

Total equity	4,293,780	5,285,283

LIABILITIES
Non-current liabilities
Trade and other payables	352,215	395,514
Contract liabilities	22,576	17,683
Deferred tax liabilities	11,376	20,080
Total non-current liabilities	386,167	433,277

Current liabilities
Trade and other payables	1,744,921	1,547,781
Payroll and welfare payables	535,866	625,330
Contract liabilities	119,412	138,547
Short-term borrowings	1,182,573	2,283,307
Customer deposits	1,426,992	405,853
Derivative financial liabilities	154,065	165,880
Total current liabilities	5,163,829	5,166,698
Total liabilities	5,549,996	5,599,975

Total equity and liabilities	9,843,776	10,885,258

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2021	2020	2021	2020
	RMB’000	RMB'000	RMB'000	RMB'000
Net cash generated from / (used in) operating activities	332,706	-310,618	-895,812	-1,431,703
Net cash generated from / (used in) investing activities	657,160	-527,324	969,587	714,549
Net cash generated from / (used in) financing activities	-20,116	2,431,075	-1,223,432	1,758,978
Net increase / (decrease) in cash and cash equivalents	969,750	1,593,133	-1,149,657	1,041,824
Cash and cash equivalents at the beginning of the period	920,826	535,122	3,055,194	1,077,875
Effects of exchange rate changes on cash and cash equivalents	3,117	-47,863	-11,844	-39,307
Cash and cash equivalents at the end of period	1,893,693	2,080,392	1,893,693	2,080,392

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2021	2020	2021	2020
	RMB'000	RMB'000	RMB'000	RMB'000
Gross profit	378,359	375,968	986,516	875,086
Gross margin	35.5%	42.7%	34.6%	39.1%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	69,496	70,490	226,136	203,198
Depreciation of property and equipment recognized in cost of revenue	1,551	947	2,749	2,673
Share-based compensation expenses recognized in cost of revenue	47	4,020	338	5,335
Non-IFRS gross profit	449,453	451,425	1,215,739	1,086,292
Non-IFRS gross margin	42.2%	51.2%	42.6%	48.6%

Source: OneConnect Financial Technology Co., Ltd.